Exhibit 99.1

XIAO-I CORPORATION Announces Pricing of $3,260,870 Senior Convertible Notes Offering

SHANGHAI, China, June 17, 2024 – Xiao-I Corporation (“Xiao-I” or the “Company”) (NASDAQ: AIXI) announced today that it has entered into a securities purchase agreement with an institutional investor (the “Investor”) to issue and sell an aggregate principal amount of $3,260,870 senior convertible notes (the “Notes”) with an 8% Original Issue Discount to the Investor, convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs”) (the “SPA”). Each ADS represents one third of an ordinary share.

The Company is also concurrently offering an additional 1,000,002 ADS (the “Pre-Delivery ADSs”), at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor. Each holder of Pre-Delivery Shares is not permitted to sell, assign or transfer such Pre-Delivery ADSs except in connection with a conversion of the Note of such holder to facilitate T+1 delivery of Conversion ADSs upon any conversion of a Note. At such time when no Notes remain outstanding, the remaining Pre-Delivery ADSs will be deemed surrendered and cancelled by the holder on the date the holder ceases to hold any Notes.

The Notes will mature 360-days after the Issuance Date (as defined in the Notes) and will be convertible into the Company’s ADSs at a conversion price equal to $1.00 per ADS. The Notes will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default. All payments due under the Notes will be senior to all subordinated indebtedness of the Company and/or its subsidiaries. Each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs either: (1) at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions, or (2) at the “Alternative Conversion Price” as defined in the SPA.

The Notes, Conversion ADSs and Pre-Delivery ADSs are being offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3 and the base prospectus therein. Such prospectus supplement and accompanying prospectus relating to and describing the terms of this offering will be filed with the SEC. When available, copies of such prospectus supplement and accompanying prospectus may be obtained at the SEC’s website www.sec.gov or by contacting FT Global Capital Inc., 1688 Meridian Avenue Suite 700, Miami Beach, FL 33139 USA.

FT Global Capital Inc. acted as the exclusive placement agent in connection with this offering.

The offering is expected to close on or about June 17, 2024, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com